August 29, 2011

VIA EDGAR AND FEDERAL EXPRESS

Kevin Woody

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Greenhaven Continuous Commodity Index Fund
Form 10-K for the year ended December 31, 2010
Filed March 14, 2011
File No. 1-33909

Dear Mr. Woody:

We thank you for the comments of the Division of Corporation Finance to the Form 10-K for the year ended December 31, 2010, filed by Greenhaven Continuous Commodity Index Fund (“Fund”) and Greenhaven Continuous Commodity Index Master Fund (“Master Fund”), on March 14, 2011.

For convenience of reference, each comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Fund.

1. As the Fund and Master Fund are separate registrants, we believe that separate financial statements for both the Fund and the Master Fund are required to filed with the Commission. Please confirm that you will provide separate financial statements for both the Fund and the Master Fund within future Exchange Act filings beginning with your Form 10-Q for the period ended September 30, 2011.

Response:

As requested, we hereby confirm that within future Exchange Act filings, beginning with our Form 10-Q for the period ended September 30, 2011, we will provide separate financial statements for both the Fund and the Master Fund, to the extent that each are then separate legal entities.

2. In future filings, please clarify that for purposes of the disclosure under Item 9A, references to the “Fund” and “our” include both the Fund and the Master Fund.

Response:

As requested, in future filings, we will clarify that for purposes of the disclosure under Item 9A, references to the “Fund” and “our” include both the Fund and the Master Fund, to the extent that each are then separate legal entities.

3. Considering our comment above with respect to separate financial statements, please include separate certifications for the Fund and the Master Fund in your future filings.

Response:

As requested, in future filings, we will include separate certifications for the Fund and the Master Fund, to the extent that each are then separate legal entities.

In responding to your questions hereby, we also acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please do not hesitate to contact the undersigned at 1-800-845-8103 or either James Rieger, Esq. or David R. Lallouz, Esq., of our outside counsel, Tannenbaum Helpern Syracuse & Hirschtritt LLP at (212) 508-6700.

Yours very truly,

/s/ Thomas Fernandes

Thomas Fernandes
Principal Financial Officer